UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES ACT OF 1934
For the month of July, 2006
Commission File Number: 0-29154
IONA Technologies PLC
(Translation of registrant’s name into English)
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒     Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☒     No  ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NOTICE OF ANNUAL GENERAL MEETING
FORM OF PROXY
PROXY STATEMENT ANNUAL GENERAL MEETING
VOTING
CERTAIN MATTERS RELATED TO THE COMPANY’S BOARD OF DIRECTORS
PROPOSED RESOLUTIONS
1. RECEIVE AND CONSIDER THE AUDITORS’ REPORT, DIRECTORS’ REPORT AND FINANCIAL STATEMENTS
2. RE-ELECTION OF DIRECTORS RETIRING BY ROTATION
3. ELECTION OF MR. BRUCE J. RYAN
4. AUTHORISATION OF AUDIT COMMITTEE TO FIX AUDITORS’ REMUNERATION
5. APPROVAL AND ADOPTION OF IONA TECHNOLOGIES PLC 2006 SHARE INCENTIVE PLAN
6. & 7. DIRECTORS AUTHORITY TO ALLOT RELEVANT SECURITIES AND DISAPPLICATION OF PRE-EMPTION
8. AUTHORITY TO PURCHASE OWN SHARES AND TO SET PRICE RANGE FOR RE-ISSUE OF TREASURY SHARES OFF-MARKET
Annexe A IONA TECHNOLOGIES PLC 2006 SHARE INCENTIVE PLAN
SECTION 1. GENERAL PURPOSE OF THE PLAN; DEFINITIONS
SECTION 2. ADMINISTRATION OF PLAN; ADMINISTRATOR AUTHORITY TO SELECT GRANTEES AND DETERMINE AWARDS
SECTION 3. SHARES ISSUABLE UNDER THE PLAN; MERGERS; SUBSTITUTION
SECTION 4. ELIGIBILITY
SECTION 5. SHARE OPTIONS
SECTION 6. SHARE APPRECIATION RIGHTS
SECTION 7. RESTRICTED SHARE AWARDS
SECTION 8. PHANTOM SHARE UNITS
SECTION 9. UNRESTRICTED SHARE AWARDS
SECTION 10. PERFORMANCE-BASED AWARDS TO COVERED EMPLOYEES
SECTION 11. TRANSFERABILITY OF AWARDS
SECTION 12. TAX WITHHOLDING
SECTION 13. ADDITIONAL CONDITIONS APPLICABLE TO NON-QUALIFIED DEFERRED COMPENSATION UNDER SECTION 409A.
SECTION 14. TRANSFER, LEAVE OF ABSENCE, ETC.
SECTION 15. AMENDMENTS AND TERMINATION
SECTION 16. STATUS OF PLAN
SECTION 17. GENERAL PROVISIONS
SECTION 18. EFFECTIVE DATE OF PLAN
SECTION 19. GOVERNING LAW

IONA TECHNOLOGIES PLC
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
July 3, 2006
Dear Shareholder:
      On behalf of the Board of Directors, I am pleased to invite you to the 2006 Annual General Meeting of IONA Technologies PLC. The meeting will be held at The Berkeley Court Hotel, Lansdowne Road, Dublin 4, Ireland, on Thursday August 24, 2006, at 3:00 p.m. (local Irish time). I hope that you will be able to attend the meeting.
      The attached Notice of Annual General Meeting and Proxy Statement set out the business due to be considered at this meeting. Shareholders who are present at the meeting will have the opportunity to ask questions.
      It is important that your views be represented whether or not you are able to attend the meeting. Please sign and date the enclosed form of proxy and return it to us in the enclosed envelope. Completion of this proxy form will not prevent you from attending and voting at the meeting if you ultimately wish to do so.

Yours sincerely,

Kevin Melia
Chairman of the Board
Directors Seán Baker, John Conroy, Chris Horn (UK), Ivor Kenny, James Maikranz (US), Kevin Melia,
Bruce Ryan (US), Francesco Violante (Italy), Peter Zotto (US).
Registered Office The IONA Building, Shelbourne Road, Ballsbridge, Dublin 4, Ireland
Registered Number 171387
     THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document or what action you should take you should consult your stockbroker, bank manager, or other independent professional adviser. If you have sold or transferred all your Ordinary Shares in IONA Technologies PLC, please forward this document at once to the stockbroker, bank or other agent through whom the sale was effected for transmission to the purchaser.

IONA TECHNOLOGIES PLC
NOTICE OF ANNUAL GENERAL MEETING
      NOTICE is hereby given that the Annual General Meeting (the “Meeting”) of IONA Technologies PLC (the “Company”) will be held at The Berkeley Court Hotel, Lansdowne Road, Dublin 4, Ireland on Thursday August 24, 2006, at 3:00 p.m. (local Irish time) for the following purposes:
      1. To receive and consider the consolidated financial statements of the Company for the year ended December 31, 2005 and the Reports of the Directors and the Auditors thereon (Resolution No. 1).
      2. To re-elect the following persons who retire by rotation pursuant to Article 80(c) of the Articles of Association of the Company and who are recommended by the Board of Directors for re-election:

Dr. Christopher J. Horn (Resolution No. 2(a)). Mr. John Conroy (Resolution No. 2(b)).
      3. To elect the following person who has been appointed by the Board of Directors since the last Annual General Meeting pursuant to Article 83 of the Articles of Association of the Company and who is recommended by the Board of Directors for election:

Mr. Bruce J. Ryan (Resolution No. 3).
      4. To authorise the Audit Committee of the Board Directors to fix the Auditors’ remuneration (Resolution No. 4).
      5. To consider and if thought fit, pass the following resolution as an ordinary resolution of the Company (Resolution No. 5):

“That:-

(a) the IONA Technologies PLC 2006 Share Incentive Plan (the “2006 Plan”) produced to the meeting and marked “A” for the purposes of identification is hereby approved and adopted;

(b) 4,000,000 Ordinary Shares, €0.0025 par value per share, subject to adjustment in accordance with the terms of the 2006 Plan, be and are hereby reserved for issuance under and pursuant to the 2006 Plan and that the Directors be and they hereby are authorised to issue same.
      6. To consider and if thought fit, pass the following resolution as an ordinary resolution of the Company (Resolution No. 6):
      “That the Directors shall, for the purposes of Section 20 of the Companies (Amendment) Act 1983 and Article 10(e) of the Articles of Association of the Company, be generally and unconditionally authorised to exercise all powers of the Company to allot and issue relevant securities (as defined by the said Section 20) up to a maximum of the authorised but as yet unissued share capital of the Company as at the close of business (local Irish time) on the date of passing of this resolution and to allot and issue any shares purchased by the Company pursuant to the provisions of Part XI of the Companies Act 1990 and held as treasury shares (as defined therein). The authority hereby conferred, which renews the authority contained in Article 10(e) of the Articles of Association of the Company, shall expire at the close of business (local Irish time) on August 23, 2011 unless previously revoked or renewed”
      7. To consider and if thought fit, pass the following resolution as a special resolution of the Company (Resolution No. 7):
      “That, for the purposes of Article 10(f) of the Articles of Association of the Company, the Directors be empowered to allot equity securities (as defined by Section 23 of the Companies (Amendment) Act, 1983) for cash as if Section 23(1) of the Companies (Amendment) Act, 1983 did not apply to any such allotment. The authority hereby conferred shall expire at the close of business (local Irish time) on August 23, 2011 unless previously revoked or renewed”
      8. To consider and if thought fit, pass the following resolution as a special resolution of the Company (Resolution No. 8):

“That:-

(a) the Company and/or any subsidiary (as such expression is defined by the EC (Public Limited Companies Subsidiaries) Regulations 1997) of the Company be generally authorised to make market purchases (as defined by Section 212 of the Companies Act, 1990) of shares of any class of the Company on such terms and conditions and in such manner as the Directors may from time to time determine in accordance with and subject to the provisions of the Companies Act, 1990 and to the restrictions and provisions set out in Article 11(e) of the Articles of Association of the Company;

(b) the re-issue price range at which any treasury shares (as defined by Section 209 of the Companies Act, 1990) held by the Company may be re-issued off-market shall be the price range set out in Article 1l(f) of the Articles of Association of the Company; and

(c) the authorities hereby conferred shall expire at the close of business (local Irish time) on the earlier of the date of the next annual general meeting of the Company after the passing of this resolution or February 23, 2008 unless previously revoked or renewed in accordance with the provisions of the Companies Act, 1990.”
      The accompanying proxy statement contains further information with respect to these matters.

By Order of the Board

Kevin Melia Chairman of the Board
Date: July 3, 2006
Registered Office:
The IONA Building
Shelbourne Road
Ballsbridge
Dublin 4 Ireland

2

      IF YOU DO NOT EXPECT TO BE PRESENT AT THE MEETING, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY IN ORDER THAT YOUR SHARES MAY BE VOTED. A RETURN ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE.
      Note:

1.	The holders of Ordinary Shares are entitled to attend and vote at the Meeting. A holder of Ordinary Shares may appoint a proxy or proxies to attend, speak and vote in his or her place. A proxy need not be a shareholder of the Company.

2.	A form of proxy is enclosed for the use of shareholders who are unable to attend the Meeting. To be valid, proxies must be lodged with the Company Secretary, care of the Legal Department, at The IONA Building, Shelbourne Road, Ballsbridge, Dublin 4, Ireland, or the Company’s Registrar at Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland not less than 48 hours before commencement of the Meeting.

3.	Pursuant to Regulation 14 of the Companies Act 1990 (Uncertified Securities) Regulations 1996, the Company hereby specifies that only those shareholders registered in the Register of Members of the Company as of 3:00 p.m. on August 22, 2006 shall be entitled to attend or vote at the meeting in respect of the number of Ordinary Shares registered in their name at that time.

3

IONA TECHNOLOGIES PLC
FORM OF PROXY
I/We (See Note A below) ____________________________________________________________________________ of _________________________________________________________________________ being a shareholder of the above-named Company, hereby appoint (See Note B below):
(a) the Chairman of the Meeting; or
(b)                                                       of
as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at The Berkeley Court Hotel, Lansdowne Road, Dublin 4, Ireland, on Thursday August 24, 2006, at 3:00 p.m. (local Irish time) and at any adjournment thereof.
Please indicate with an “x” in the space below how you wish your votes to be cast in respect of each of the resolutions detailed in the notice convening the Meeting. If no specific direction as to voting is given, the proxy will vote or abstain from voting at his discretion.

RESOLUTION		FOR	AGAINST

1.	Receive and Consider Financial Statements

2(a).	Re-election of Dr. Christopher J. Horn

2(b).	Re-election of Mr. John Conroy

3.	Election of Mr. Bruce J. Ryan

4.	Authority to fix Auditors’ remuneration

5.	Approval and Adoption of IONA Technologies PLC 2006 Share Incentive Plan

6.	Renewal of Directors authority to issue and allot relevant Securities

7.	Renewal of Disapplication of Pre-Emption

8.	Authority to Purchase Own Shares and Set Re-Issue Price Range for Treasury Shares

Dated this                   day of                   , 2006.
Signature or other execution by the shareholder (See Note C) _______________________________

Notes:	A.	A shareholder must insert his, her or its full name and registered address in type or block letters. In the case of joint accounts, the names of all holders must be stated.

	B.	If you desire to appoint a proxy other than the Chairman of the Meeting, please insert his or her name and address and delete the words “the Chairman of the Meeting or”.

	C.	The proxy form must:

(i) in the case of an individual shareholder be signed by the shareholder or his or her attorney; and

(ii) in the case of a corporate shareholder be given either under its common seal or signed on its behalf by an attorney or by a duly authorised officer of the corporate shareholder.

	D.	In the case of joint holders, the vote of the senior holder who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register of shareholders in respect of the joint holding.

	E.	To be valid, this proxy form and any power of attorney under which it is signed must reach the Company Secretary at the registered office (The IONA Building, Shelbourne Road, Ballsbridge, Dublin 4, Ireland), or the Company’s Registrar at Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland, not less than 48 hours before the commencement of the Meeting.

	F.	A proxy need not be a shareholder of the Company but must attend the Meeting in person to represent you.

	G.	The return of a proxy form will not preclude any shareholder from attending the Meeting or from speaking and voting in person should he/she/it wish to do so.

IONA TECHNOLOGIES PLC
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
PROXY STATEMENT
ANNUAL GENERAL MEETING
July 3, 2006

      This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of IONA Technologies PLC (the “Company”) of proxies in the form enclosed to be voted at the Company’s Annual General Meeting (the “Meeting”) to be held at The Berkeley Court Hotel, Lansdowne Road, Dublin 4, Ireland, on Thursday August 24, 2006, at 3:00 p.m. (local Irish time), and at any adjournments thereof.
      Holders of record, as of the close of business on June 26, 2006, of our Ordinary Shares, par value €0.0025 per share (the “Ordinary Shares”), are receiving notice of the Meeting and any adjournments thereof. Each Ordinary Share is entitled to one vote.
      Deutsche Bank Trust Company Americas, as depositary (the “Depositary”) under the Deposit Agreement dated as of April 26, 2004, among the Company, the Depositary and the holders and beneficial holders of American Depositary Receipts issued thereunder (“ADRs”) evidencing American Depositary Shares (“ADSs”) representing Ordinary Shares (the “Deposit Agreement”), has fixed the close of business on June 26, 2006, as the record date for the determination of holders of ADRs entitled to give instructions for the exercise of voting rights, in respect of the Ordinary Shares deposited under the Deposit Agreement, at the Meeting or any adjournment or postponement thereof. Subject to certain limitations set forth in the Deposit Agreement, the Depositary (or more specifically its nominee, Bank of Ireland Nominees Ltd.) has the right to vote all Ordinary Shares deposited under the Deposit Agreement. The Depositary, however, is required by the Deposit Agreement to vote the Ordinary Shares deposited thereunder in accordance with the instructions of ADR holders and is prohibited from exercising voting discretion in respect of any such Ordinary Shares. To the extent that the ADR holders do not provide instructions to the Depositary in a timely manner, the Depositary shall give a discretionary proxy to a person designated by the Company to vote such Ordinary Shares except where (i) the Company does not wish the proxy given, (ii) substantial solicitation of proxies in opposition to a matter exists or (iii) a matter materially and adversely affects the rights of the holders of such Ordinary Shares. The Company has instructed the Depositary that it does not want a discretionary proxy to be given to a Company designee with respect to the matters to be voted upon at the Meeting. See “Voting-Voting of Ordinary Shares Deposited under the Deposit Agreement.”
      Each form of proxy which is properly executed and returned to the Company will be voted in the manner directed by the shareholder executing it or, if no directions are given, will be voted at the discretion of the Chairman of the Meeting or other person duly appointed as proxy.
      The consolidated financial statements of the Company and its subsidiaries (collectively the “Group”) for the fiscal year ended December 31, 2005, and the reports of the Company’s Board of Directors and Ernst & Young, the Company’s auditors, on such financial statements are enclosed herewith. Such financial statements and reports are part of this proxy solicitation. The consolidated financial statements for the fiscal year ended December 31, 2005, have been prepared in accordance with applicable Irish law and the International Financial Reporting Standards (IFRSs) as adopted by the European Union, and the Company’s financial statements have been prepared in accordance with applicable Irish law and the Accounting Standards promulgated by the Accounting Standards Board and published by the Institute of Chartered Accountants in Ireland (Generally Accepted Accounting Practice in Ireland). The consolidated financial statements constitute the Company’s statutory accounts under Irish law and will be annexed to the Company’s annual return to be lodged with the Companies Registration Office, Dublin, Ireland.
      Also enclosed herewith is the Company’s Annual Report for the fiscal year ended December 31, 2005, which includes financial data and information which has been prepared in accordance with generally accepted accounting principles in the United States. The financial information included in this Annual Report does not comprise full accounts within the meaning of Section 19 of the Companies (Amendment) Act, 1986.

      The Company’s mailing address is The IONA Building, Shelbourne Road, Ballsbridge, Dublin 4, Ireland, and its telephone number is 353-1-637-2000.
      Any shareholder who executes and delivers a proxy may revoke it at any time prior to its use by delivery of a written notice of such revocation, or a duly executed proxy bearing a later date (provided it is delivered to the Company’s Secretary/ Registrar 48 hours before commencement of the Meeting), to the Company Secretary at the address of the Company set forth above, by appearing at the Meeting and requesting the return of the proxy, or by voting at the Meeting. In accordance with the provisions of the Company’s Articles of Association, all proxies must be received by the Company’s Secretary/ Registrar at least 48 hours prior to the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting.
VOTING

Voting Rights
      Voting at any general meeting of shareholders is by a show of hands unless a poll (i.e., a written vote) is duly demanded. Votes may be given either personally or by proxy. Subject to the Company’s Articles of Association and to any rights or restrictions attaching to any class or classes of shares, on a show of hands each shareholder holding Ordinary Shares present in person or by proxy has one vote, and on a poll each shareholder holding Ordinary Shares shall have one vote for each share of which such shareholder is the holder. Where there is an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting is entitled to a casting vote in addition to any other vote the Chairman may have. A poll may be demanded by (i) the Chairman of the meeting, (ii) at least five shareholders present (in person or by proxy) entitled to vote at the meeting, (iii) any shareholder or shareholders present (in person or by proxy) representing not less than one-tenth of the total voting rights of all the shareholders entitled to vote at the meeting, or (iv) any shareholder or shareholders present (in person or by proxy) holding shares conferring the right to vote at the meeting being shares on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.
      A majority of votes cast is required to pass ordinary resolutions. A seventy-five percent (75%) or greater of the votes cast is required to pass special resolutions. A special resolution is required to effect certain actions, for example, to alter the Memorandum or Articles of Association or to change the name of the Company.

Shareholder Meetings
      Irish law provides for two types of shareholder meetings, the annual general meeting and the extraordinary general meeting. An annual general meeting must be held once every calendar year within nine months of the fiscal year end, provided that no more than fifteen months may elapse between such meetings. Extraordinary general meetings of a company may be convened by the Board of Directors or at the request of shareholders holding not less than one-tenth of such of the paid-up capital as carries the right of voting at general meetings. Unless all shareholders of the Company and the Company’s auditors consent to shorter notice, shareholders must receive at least 21 clear days’ written notice of an annual general meeting and of an extraordinary general meeting convened for the passing of a special resolution and at least 14 clear days’ written notice of other extraordinary general meetings. The Company’s Articles of Association provide that a quorum for a general meeting is three persons entitled to vote at the meeting, each being a shareholder or proxy.
      Under Irish law, the meeting must take place in Ireland, unless all shareholders entitled to attend and vote at the meeting consent in writing to the meeting being held elsewhere or a resolution providing that the meeting be held elsewhere has been passed at the preceding annual general meeting.

Voting of Ordinary Shares Deposited under the Deposit Agreement
      As soon as practicable after receipt from the Company of notice of any meeting or solicitation of consents or proxies of holders of Ordinary Shares, the Depositary is required to mail to holders of ADRs a notice stating (a) such information as is contained in such notice and any solicitation materials, (b) that each ADR holder on the record date set by the Depositary therefor will be entitled to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Ordinary Shares represented by the ADSs evidenced by such holder’s ADRs, and (c) the manner in which such instructions may be given, including instructions to give a discretionary proxy to a person designated by the Company. Upon receipt of instructions of an ADR holder on such record date in the manner and on or before the date established by the Depositary for such purpose, the Depositary shall endeavor insofar as practicable and permitted under the provisions of or governing the Ordinary Shares to vote or cause to be voted (or to grant a discretionary proxy to a person designated by the Company to vote in accordance with (c) above) the Ordinary Shares represented by the ADSs evidenced by such holder’s ADRs in accordance with such instructions. To the extent that the ADR holders do not provide instructions to the Depositary in a timely manner, the Depositary shall give a discretionary proxy to a person designated by the Company to vote such Ordinary Shares except where (i) the Company does not wish the proxy given, (ii) substantial solicitation of proxies in opposition to a matter exists or (iii) a matter materially and adversely affects the rights of the holders of such Ordinary Shares. The Company has instructed the Depositary that it does not want a discretionary proxy to be given to a Company designee with respect to the matters to be voted upon at the Meeting. The Depositary will not itself exercise any voting discretion in respect of any Ordinary Shares deposited under the Deposit Agreement.

Solicitation Of Proxies
      The cost of preparing, assembling, printing and mailing the Proxy Statement, the Notice of Annual General Meeting of Shareholders and the enclosed form of proxy, as well as the cost of soliciting proxies relating to the Meeting, will be borne by the Company. The Company will request banks, brokers, dealers and voting trustees or other nominees, including the Depositary in the case of the ADRs, to solicit their customers who are owners of shares listed of record and names of nominees, and will reimburse them for the reasonable out-of-pocket expenses of such solicitation. The original solicitation of proxies by mail may be supplemented by telephone, telegram and personal solicitation by officers and other regular employees or agents of the Company.
CERTAIN MATTERS RELATED TO THE COMPANY’S BOARD OF DIRECTORS
      Board Composition. Under Irish company law, the Company must have a minimum of two directors. The Company’s Articles of Association set the maximum number of directors of the Company at fifteen, which number may be changed by a special resolution of the shareholders. The Company’s Articles of Association divide the Company’s Board of Directors into three classes and provide that the members of each class of Directors will serve for staggered three-year terms. The Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating Committee, each of which consists of at least two independent directors.
      Audit Committee. The Audit Committee oversees the Company’s accounting and financial reporting process and the audits of the Company’s Financial Statements; recommends independent accounting firms to shareholders for appointment; and approves the fees and other compensation to be paid to the auditors. The current members of the Audit Committee are Mr. John Conroy, Mr. Kevin Melia and Mr. Bruce J. Ryan. Mr. Ryan serves as Chairman of the Audit Committee. During 2005 the members of the Audit Committee were Mr. John Conroy, Mr. Kevin Melia and Mr. William Burgess and Mr. Burgess served as Chairman of the Audit Committee. William Burgess, died on February 8, 2006. At the time of his death, Mr. Burgess was Chairman of the Audit Committee. The responsibilities of the Audit Committee are set forth in its charter and include reviewing the Company’s annual and quarterly financial statements and taking steps to ensure that an independent accounting firm reviews the Company’s financial statements prior to filing them with the United States Securities and Exchange Commission, NASDAQ, the Irish Stock Exchange or other regulatory bodies. The Audit Committee also reviews the terms of all material transactions and arrangements between the Company and its subsidiaries at least once each year. The Audit Committee pre-approves all audit and non-audit services and reviews the performance of the Company’s independent accounting firm, their independence and objectivity, and the nature and extent of any non-audit work carried out by them for the Company and reviews the scope and results of the audit and its cost effectiveness and the adequacy of the internal financial and accounting controls.
      Compensation Committee. The Compensation Committee establishes and reviews overall policy and structure with respect to compensation matters, including the determination of compensation arrangements for the Company’s executive directors, executive officers and key employees. The Compensation Committee consults the Chairman and/or the Chief Executive Officer about their proposals relating to the remuneration of other executive officers and has access to professional advice inside and outside the Company. The

Compensation Committee is also responsible for the administration and award of options to purchase shares pursuant to the Executive Share Option Scheme and the 1997 Share Option Scheme and the administration of the 1997 Director Share Option Scheme and the 1999 Employee Share Purchase Plan. The Compensation Committee will be responsible for the administration and making of awards under the 2006 Plan if it is approved and adopted by the shareholders at the Meeting. The current members of the Compensation Committee are Dr. Ivor Kenny, Mr. James Maikranz, and Mr. Francesco Violante. Dr. Kenny serves as Chairman of the Compensation Committee.
      Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee reviews the composition, size and organisation of the Board of Directors and makes recommendations to the Board with regard to any new appointments or adjustments deemed necessary. The Nominating and Corporate Governance Committee reviews and assesses the adequacy of the Code of Business Conduct at least annually and monitors compliance with the Company’s Code of Business Conduct, which applies to all of the Company’s directors, officers and employees. The current members of the Nominating and Corporate Governance Committee are Mr. Kevin Melia, Dr. Ivor Kenny and Mr. John Conroy. Mr. Melia serves as Chairman of the Nominating and Corporate Governance Committee.
PROPOSED RESOLUTIONS

1.	RECEIVE AND CONSIDER THE AUDITORS’ REPORT, DIRECTORS’ REPORT AND FINANCIAL STATEMENTS
      At the Meeting, the consolidated financial statements of the Company for the year ended December 31, 2005 together with the Auditors’ Report and the Directors’ Report thereon will be presented and considered.
      The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting and voting thereon will be necessary to approve the proposed resolution to receive and consider the consolidated financial statements of the Company for the year ended December 31, 2005 and the Auditors’ Report and Directors’ Report thereon.
      The Board of Directors recommends that the shareholders vote FOR the resolution to receive and consider the consolidated financial statements of the Company for the year ended December 31, 2005 and the Auditors’ Report and Directors’ Report thereon.

2.	RE-ELECTION OF DIRECTORS RETIRING BY ROTATION

Nominees
      Dr. Christopher J. Horn and Mr. John Conroy, being Class I Directors, are, pursuant to Article 80(c) of the Company’s Articles of Association, required to retire by rotation as Directors and are eligible for re-election. The Board of Directors recommends their re-election as Class I Directors. If re-elected as Class I Directors they will each hold office until the Company’s year 2009 Annual General Meeting of shareholders unless they resign earlier or are removed from office. The following are short biographical details of these Directors:
      Dr. Christopher J. Horn (49) has served as Vice Chairman of the Board since April 2005. Dr. Horn served as Chief Executive Officer and as an executive director from May 2003 until April 2005. Dr. Horn served as Chairman of the Board since the Company’s inception through to May 2003. Dr. Horn co-founded the Company in March 1991. He was the initial developer of the Company’s Orbix product and served as President and Chief Executive Officer from the Company’s inception until May 2000. Dr. Horn received his Doctorate in Computer Science from Trinity College, Dublin. Dr. Horn served as Chairman of the Irish Management Institute in Dublin until May, 2006 and serves as a director for the charitable organization UNICEF Ireland. Dr. Horn currently serves on the Board of Directors of UUTECH, the University of Ulster’s technology and knowledge transfer company. Dr. Horn received an honorary Doctor of Science from Trinity College, Dublin and the Gold Medal for Industry from the Industry and Commerce Committee of the Royal Dublin Society in 2001.
      Mr. John Conroy (46) has served as a non-executive director since May 2001. Since 1999, Mr. Conroy has served as Chief Executive Officer and director of Merrion Capital Group Ltd., a Dublin-based stock brokerage and corporate finance company. Mr. Conroy also serves as a director for several Merrion Capital Group affiliates, and eircom Group PLC. Prior to joining Merrion Capital Group, Mr. Conroy was Head of

Equities for the Irish based company NCB Stockbrokers Limited from 1997 to 1999. Mr. Conroy is a chartered engineer and holds an M.B.A. from Trinity College, Dublin.
      The Board has undertaken an evaluation of the performance of each of the nominees for re-election and is satisfied that they continue to make an effective contribution and to demonstrate commitment to their roles as Directors and that they provide an independent and objective perspective in discharging their duties.
      The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting and voting thereon will be necessary to elect each nominee for Director named above.
      The Board of Directors recommends that the shareholders vote FOR the re-election of each nominee for Director named above.

3.	ELECTION OF MR. BRUCE J. RYAN
      The Board of Directors recommends the election of Mr. Bruce J. Ryan as a Class I Director. Mr. Ryan was appointed by the Board of Directors after the last Annual General Meeting of shareholders and therefore under the Company’s Articles of Association his appointment is only effective until this Annual General Meeting unless he is elected at such meeting by the shareholders. If so elected as a Class I Director, Mr. Ryan will hold office until the Company’s year 2009 Annual General Meeting of shareholders unless he resigns earlier or is removed from office. The following are short biographical details of this Director:
      Mr. Bruce J. Ryan (62) was appointed as a director and Chairman of the Audit Committee on June 1, 2006. From February 1998 to November 2002, Mr. Ryan served as executive vice president and chief financial officer of Global Knowledge Network Training LLC, a provider of information technology learning services and certifications, and from July 1994 to October 1997, he served as the executive vice president and chief financial officer of Amdahl Corporation, a provider of information technology solutions. In addition, from 1969 to 1994, Mr. Ryan held various executive positions at Digital Equipment Corporation, including senior vice president of financial services, senior vice president of industry marketing and vice president and corporate controller. Mr. Ryan also currently serves on the boards of Kronos Incorporated and KVH Industries, Inc. and as the chairman of the Kronos and KVH audit committees. He received a B.S. in business administration from Boston College and an M.B.A. from Suffolk University.
      The Board of Directors considers that, as evidenced by his biographical details, Mr. Ryan brings to the Board of Directors a range of highly relevant complementary skills and experience and will provide an independent and objective perspective in discharging his duties.
      The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting and voting thereon will be necessary to elect the nominee for Director named above.
      The Board of Directors recommends that the shareholders vote FOR the election of the nominee for Director named above.

4.	AUTHORISATION OF AUDIT COMMITTEE TO FIX AUDITORS’ REMUNERATION
      The remuneration of the auditors Ernst & Young for the fiscal year ending December 31, 2006 shall be fixed by the Audit Committee of the Board of Directors. Ernst & Young has no relationship with the Company or with any affiliate of the Company, except as auditors.
      The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting and voting thereon will be necessary to approve the Company’s Audit Committee’s authority to fix the remuneration of the Company’s auditors.
      The Board of Directors recommends that the shareholders vote FOR approval of the Audit Committee’s authority to fix the auditors’ remuneration.

5.	APPROVAL AND ADOPTION OF IONA TECHNOLOGIES PLC 2006 SHARE INCENTIVE PLAN
      The Board of Directors believes that share options and other share-based incentive awards can play an important role in the success of the Company. They encourage employees, consultants, officers and non-employee directors of the Company and its subsidiaries, upon whose judgment, initiative and efforts the Company largely depends for its success, to acquire a proprietary interest in the Company. The Board of Directors anticipates that giving such persons a direct stake in the Company will assure a closer identification of their interests with those of the Company and its shareholders, thereby motivating their performance and incentivising them to remain with the Company.
      On May 10, 2006, the Board of Directors, upon the recommendation of the Compensation Committee, adopted the IONA Technologies PLC 2006 Share Incentive Plan (the “2006 Plan”), subject to the approval of the Company’s shareholders. The 2006 Plan will replace the Company’s 1997 Share Option Scheme and 1997 Director Share Option Scheme (the “1997 Plans”), which were scheduled to expire in 2007. Following approval of the 2006 Plan by the shareholders, the 1997 Plans will be terminated and no additional options will be granted under these plans. As of the date of this proxy statement, approximately 1,800,000 Ordinary Shares available for issuance under the 1997 Plans relate to options that have not yet been granted. The Board of Directors estimates that as of the date of the proposed approval of the 2006 Plan by the shareholders (being August 24, 2006), approximately 1,500,000 Ordinary Shares available for issuance under the 1997 Plans will relate to options that have not yet been granted. The 4,000,000 Ordinary Shares authorised for issuance under the 2006 Plan will include the approximately 1,500,000 Ordinary Shares remaining available for option grants under the 1997 Plans immediately prior to their termination. Therefore as of the date of the proposed approval of the 2006 Plan by the shareholders, the Board of Directors estimates that approval of the 2006 Plan would effectively represent an increase of approximately 2,500,000 in the aggregate number of Ordinary Shares authorised for issuance under all of the Company’s share incentive plans.
      The material features of the 2006 Plan are:

•	Share options (both incentive and non-qualified options), share appreciation rights, restricted share awards, unrestricted share awards, phantom share units and performance based awards may be granted or awarded under the 2006 Plan;

•	The 2006 Plan will be administered by either the Board of Directors or the Compensation Committee of the Board of Directors (the “Administrator”). The Administrator, in its discretion, may determine the type of incentive awards to be made from time to time.

•	The maximum number of shares to be issued under the 2006 Plan is the sum of (i) 4,000,000 Ordinary Shares, plus (ii) shares subject to awards outstanding under the 1997 Plans that are subsequently forfeited, cancelled, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding, reacquired by the Company prior to vesting, satisfied without the issuance of shares or otherwise terminated (other than by exercise); provided, however, that not more than twenty-five percent (25%) of shares issued under the 2006 Plan will be awarded as incentive options. Each share subject to unrestricted share awards, restricted share awards or phantom share units will be considered to be the equivalent of 1.5 shares subject to a share option for purposes of calculating the maximum share limit; and

•	Any material amendment (other than an amendment that curtails the scope of the 2006 Plan) is subject to approval by the Company’s shareholders.
      Based solely on the closing price of the Company’s Ordinary Shares as reported on the Irish Stock Exchange on June 26, 2006, the maximum aggregate market value of the 4,000,000 shares that could potentially be issued under the 2006 Plan is €13,400,000. The shares issued by the Company under the 2006 Plan will be authorised but unissued shares. The shares underlying any awards that are forfeited, cancelled, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding, reacquired by the Company prior to vesting, satisfied without the issuance of shares or otherwise terminated (other than by exercise) under the 2006 Plan will be added back to the shares available for issuance under the 2006 Plan.
      To ensure that certain awards granted under the 2006 Plan, including awards of restricted stock and phantom share units, to a “Covered Employee” (as defined in the Internal Revenue Code of 1986 (the “Code”)) qualify as “performance-based compensation” under Section 162(m) of the Code, the 2006 Plan provides that the Administrator may require that the vesting of such awards be conditioned on the satisfaction of performance criteria, described as such criteria related to Company-wide objectives or objectives of the subsidiary, division, department or function with the Company or subsidiary in which the relevant participant is employed: (i) the Company’s return on equity, assets, capital or investment: (ii) pre-tax or after-tax profit levels of the Company or any Subsidiary, a division, an operating unit or a business segment of the Company, or any combination of the foregoing; (iii) cash flow, funds from operations or similar measure; (iv) total shareholder return; (v) changes in the market price of the Company’s Ordinary Shares; or (vi) earnings per share. The Administrator will select the particular performance criteria within 90 days following the commencement of a performance cycle (or if shorter, the maximum period allowed under Section 162(m) of the Code). Subject to adjustments for stock splits and similar events, the maximum award of restricted stock or phantom share units (or combination thereof) granted to any one “Covered Employee” that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code will not exceed 250,000 shares for any performance cycle.
Summary of the 2006 Plan
      The following description of certain features of the 2006 Plan is intended to be a summary only. The summary is qualified in its entirety by the full text of the 2006 Plan that is attached hereto as Annexe A and incorporated herein by reference.
      Plan Administration. The Administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2006 Plan. The Administrator may delegate to any executive officer of the Company the authority to grant awards at fair market value to employees who are not subject to the reporting and other provisions of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.
      Eligibility and Limitations on Grants. Persons eligible to participate in the 2006 Plan will be those full and part-time officers, employees, directors and other key persons (including consultants and prospective employees) of the Company and its subsidiaries as selected from time to time by the Administrator. Approximately 355 officers, employees and directors are currently eligible to participate in the 2006 Plan.
      The maximum number of shares subject to share options and share appreciation rights granted to any one individual during any calendar year will not exceed seventy percent (70%) of the total number of shares issuable under the 2006 Plan (subject to adjustment for stock splits and similar events). If any restricted share award or phantom share units granted to an individual are intended to qualify as “performance-based compensation” under Section 162(m) of the Code, then the maximum number of shares subject to all such awards, to any one such individual in any performance cycle shall not exceed 250,000 shares (subject to adjustment for stock splits and similar events).
      Share Options. The 2006 Plan permits the granting of (1) share options intended to qualify as incentive stock options under Section 422 of the Code and (2) share options that do not so qualify. Incentive share options may be granted only to employees. To qualify as incentive options, options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options that first become exercisable by a participant in any one calendar year. In addition, no more than twenty-five percent (25%) of shares issued under the 2006 Plan may be awarded as incentive options. Options granted under the 2006 Plan will be non-qualified options if they fail to qualify as incentive options or exceed the annual limit on incentive stock options. Non-qualified options may be granted to any persons eligible to receive incentive options and to non-employee directors and key persons.
      The option exercise price of each option will be determined by the Administrator but may not be less than 100% of the fair market value of the Ordinary Shares on the date of grant.
      The term of each option will be fixed by the Administrator and may not exceed ten years from the date of grant. The Administrator will determine at what time or times each option may be exercised. Options may be made exercisable in installments and the exercisability of options may be accelerated by the Administrator. Options may be exercised in whole or in part with written notice to the Company.
      Upon exercise of options, the option exercise price must be paid in full either in cash, by certified or bank check or other instrument acceptable to the Administrator, or by delivery (or attestation to the ownership) of shares that are beneficially owned by the optionee. Subject to applicable law, the exercise price may also be delivered to the Company by a broker pursuant to irrevocable instructions to the broker from the optionee.
      Automatic Non-Employee Director Options. Subject to availability under the 2006 Plan, each non-employee director who is serving as a director of the Company immediately after each annual meeting of shareholders, beginning with the 2006 annual meeting, will automatically be granted non-qualified options to acquire 3,000 shares; provided that if the director is required to seek re-election at such meeting, the number of shares will be increased to 21,000. However, if a non-employee director has participated in fewer than seventy-five percent (75%) of the meetings of the Board since the last annual meeting, then the number of shares subject to the options granted to the director shall be decreased to zero (0). Subject to availability under the 2006 Plan, each non-employee director who is first elected to service as a director will be automatically granted non-qualified options to acquire 30,000 shares on the date of his or her election. The Administrator may grant additional non-qualified options to non-employee directors. Unless otherwise determined by the Administrator, one-third of the options granted to directors will be immediately vested, one-third will vest on the first anniversary of the grant and the remaining one-third will vest on the second anniversary of the grant.
      Share Appreciation Rights. The Administrator may award a share appreciation right either as a freestanding award or in tandem with a share option. The Administrator may award share appreciation rights subject to such conditions and restrictions as the Administrator may determine.
      Phantom Share Units. The Administrator may award phantom share units to participants. Phantom share units are ultimately payable in the form of shares and may be subject to such conditions and restrictions as the Administrator may determine. These conditions and restrictions may include the achievement of certain performance goals (as summarized above) and/or continued employment with the Company through a specified vesting period. In the Administrator’s sole discretion and subject to the participant’s compliance with the procedures established by the Administrator and requirements of Section 409A of the Code, it may permit a participant to make an advance election to receive a portion of his or her future cash compensation otherwise due in the form of a deferred share award.
      Restricted Stock. The Administrator may award shares to participants subject to such conditions and restrictions as the Administrator may determine. These conditions and restrictions may include the achievement of certain performance goals (as summarized above) and/or continued employment with the Company through a specified restricted period.
      Unrestricted Stock. The Administrator may grant shares (at no cost or for a purchase price determined by the Administrator but in no event less than the par value per share) that are free from any restrictions under the 2006 Plan. Unrestricted stock may be issued to participants in recognition of past services or other valid consideration, and may be issued in lieu of cash compensation to be paid to such individuals.
      Tax Withholding. Participants in the 2006 Plan are responsible for the payment of any federal, state or local taxes that the Company is required by law to withhold upon any option exercise or vesting of other awards. Subject to approval by the Administrator, participants may elect to have the minimum tax withholding obligations satisfied either by authorizing the Company to withhold shares to be issued pursuant to an option exercise or other award, or by transferring to the Company shares having a value equal to the amount of such taxes.
      Change in Control Provisions. The 2006 Plan provides that if a sale event occurs resulting in a change in control of the Company, all stock options and stock appreciation rights will automatically terminate unless provision is made for their assumption or continuation by the successor entity or the substitution of new awards by the successor entity. Each participant will be entitled, within a specified period of time prior to the consummation of the sale event, to exercise his outstanding options and share appreciation rights, subject, in the case of options and share appreciation rights that are not exercisable before the sale event, to the consummation of the sale event. Awards with conditions and restrictions relating to the attainment of performance goals may become vested and non-forfeitable in connection with a change in control in the Administrator’s discretion. In addition, in the event of a sale event in which the Company’s shareholders will receive cash consideration, the Company may make or provide for a cash payment to participants holding options and share appreciation rights equal to the difference between the per share cash consideration and the exercise price of the options or stock appreciation rights.
      Amendments and Termination. The Board of Directors may at any time amend or discontinue the 2006 Plan. No awards may be made under the 2006 Plan after the tenth anniversary of the date of its approval by the shareholders. The Administrator may at any time amend or cancel any outstanding award for the purpose of satisfying changes in the law or for any other lawful purpose. However, no such action may adversely affect any rights under any outstanding award without the holder’s consent. Any amendments that materially change the terms of the 2006 Plan, including any amendments that increase the number of shares reserved for issuance under the 2006 Plan or the maximum limits on award(s) that may be made to any participant, expand the types of awards available, expand the classes of individual eligible to participate in, or materially extend the term of, the 2006 Plan, materially change the method of determining the fair market value of the Company’s shares, or change the basis for determining a participant’s entitlements and any adjustments to be made to his awards in connection with a capitalisation issue, rights issue, subdivision of shares or reduction of capital or any other variation of capital, will be subject to approval by the Company’s shareholders. Amendments shall also be subject to approval by the Company’s shareholders if and to the extent determined by the Administrator to be required by the Code to preserve the qualified status of incentive options or to ensure that compensation earned under the 2006 Plan qualifies as performance-based compensation under Section 162(m) of the Code. In addition, except in connection with a reorganization or other similar change in the capital stock of the Company or a merger or other transaction, the Administrator may not reduce the exercise price of an outstanding stock option or stock appreciation right or effect repricing of an outstanding stock option or share appreciation right through cancellation or regrants.
      Benefits under the 2006 Plan are not pensionable.
Effective Date of 2006 Plan
      The Board of Directors adopted the 2006 Plan on May 10, 2006, and the 2006 Plan will become effective on the date it is approved by shareholders. Awards of incentive options may be granted under the 2006 Plan until May 10, 2016. No other awards may be granted under the 2006 Plan after the date that is 10 years from the date of shareholder approval. If the 2006 Plan is not approved by shareholders, the 1997 Plans will continue in effect until they expire, and options may continue to be granted thereunder in accordance with their terms.
New Plan Benefits
      No awards have been made under the 2006 Plan. The number of shares subject to awards that may be made to the Company’s Chief Executive Officer, executive officers, non-employee directors and non-executive officers under the 2006 Plan is not determinable at this time, as such awards are subject to the discretion of the Administrator.
U.S. Tax Aspects Under the Code
      The following is a summary of the principal U.S. federal income tax consequences of certain transactions under the 2006 Plan. It does not describe all U.S. federal tax consequences under the 2006 Plan, nor does it describe any U.S. state or local tax consequences or any non-U.S. tax consequences.
      Incentive Options. No taxable income is generally realized by the optionee upon the grant or exercise of an incentive option. If shares issued to an optionee pursuant to the exercise of an incentive option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then (1) upon sale of such shares, any amount realized in excess of the option price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (2) there will be no deduction for the Company for U.S. federal income tax purposes. The exercise of an incentive option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.
      If shares acquired upon the exercise of an incentive option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a “disqualifying disposition”), generally (a) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares at exercise (or, if less, the amount realized on a sale of such shares ) over the option price thereof, and (b) the Company will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive option is paid by tendering shares.
      If an incentive option is exercised at a time when it no longer qualifies for the tax treatment described above (e.g., if the holding periods described above are not satisfied), the option is treated as a non-qualified option. In addition, an incentive option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.
      Non-Qualified Options. No income is realized by the optionee at the time the option is granted. Generally (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option price and the fair market value of the shares on the date of exercise, and the Company receives a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares have been held. Special rules will apply where all or a portion of the exercise price of the non-qualified option is paid by tendering shares. Upon exercise, the optionee will also be subject to U.S. Social Security taxes on the excess of the fair market value over the exercise price of the option.
Parachute Payments
      The vesting of any portion of an option or other award that is accelerated due to the occurrence of a change in control may cause a portion of the payments with respect to such accelerated awards to be treated as “parachute payments” as defined in the Code. Any such parachute payments may be non-deductible to the Company, in whole or in part, and may subject the recipient to a non-deductible 20% U.S. federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).
Limitation on the Company’s Deductions
      As a result of Section 162(m) of the Code, the Company’s deduction for certain awards under the 2006 Plan may be limited to the extent that the Chief Executive Officer or certain other executive officers receives compensation in excess of $1 million a year (other than performance-based compensation that otherwise meets the requirements of Section 162(m) of the Code). The 2006 Plan is structured to allow grants to qualify as performance-based compensation.
Irish Taxation Aspects
      The following is a summary of the Irish taxation laws currently in force as they apply to share options granted under the 2006 Plan. It is based on the current administrative practice of the Irish Revenue Commissioners.
      The information in this summary applies to individuals who are resident, ordinarily resident and domiciled in Ireland for Irish tax purposes and not deemed resident elsewhere under any double taxation convention entered into by Ireland, who continue to be so resident, ordinarily resident and domiciled throughout the period that they hold their options or shares received upon the exercise of such options, and who receive their options by reason of an employment or directorship with the Company or a subsidiary of the Company. This summary is of a general nature only and does not discuss all aspects of Irish taxation that may be relevant to a particular individual.
      Income Tax. No income tax charge arises at the time of grant of an option or as a result of an option becoming exercisable or vesting. An income tax liability arises when the option is exercised. The amount liable to income tax is the difference between the fair market value of the purchased shares on the date the option is exercised and the option price paid under the option. This amount will be subject to income tax at the optionholder’s marginal rate of tax (currently 20% or 42% depending on the optionholder’s income).
      Capital Gains Tax (“CGT”). The disposal of shares purchased upon exercise of an option will give rise to a charge to CGT to the extent that the proceeds realised from the disposal exceed the base cost of the shares disposed of plus any incidental expenses. The base cost of the shares for CGT purposes is equal to the option price paid for the shares plus the amount that was subject to income tax at the time of exercise. The current rate of CGT is 20%.
      The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting and voting thereon will be necessary for shareholder approval of the 2006 Plan.
      The Board of Directors recommends that the shareholders vote FOR the approval and adoption of the 2006 Plan.

6. & 7.	DIRECTORS AUTHORITY TO ALLOT RELEVANT SECURITIES AND DISAPPLICATION OF PRE-EMPTION
      Under Section 20 of the Companies (Amendment) Act, 1983 of Ireland (the “1983 Act”), the Board of Directors may exercise the power to allot shares only if authorised to do so by either the Articles of Association or a resolution of the shareholders of the Company. In either case, any such authorisation may only be for a period of five years. Article 10(e) of the Company’s Articles of Association presently authorises the Company’s Board of Directors to allot and issue the Company’s authorised and unissued shares and treasury shares until July 29, 2007. Resolution 6 proposes to renew this authority for a period of five years from the date of the Meeting so as to expire on August 23, 2011 unless previously revoked or renewed.
      Unless disapplied, the Board of Directors’ authority under Section 20 to allot and issue securities is also subject to the requirement of Section 23 of the 1983 Act that any new equity shares to be allotted for cash must first be offered to existing shareholders on a pre-emptive basis. Section 24 of the 1983 Act authorises the shareholders to disapply the Section 23 pre-emption requirement. Resolution 7 proposes to disapply pre-emption until August 23, 2011 unless previously revoked or renewed.
      The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting and voting thereon is required to approve Resolution 6 concerning the authority to allot and issue shares and the affirmative vote of the holders of seventy-five percent (75%) of the Ordinary Shares represented at the Meeting and voting thereon is required to approve Resolution 7 concerning the disapplication of pre-emption on such share allotments.
      The Board of Directors recommends that the shareholders vote FOR approval of the authority regarding allotment of Shares and disapplication of pre-emption on such allotments.

8.	AUTHORITY TO PURCHASE OWN SHARES AND TO SET PRICE RANGE FOR RE-ISSUE OF TREASURY SHARES OFF-MARKET
      At last year’s Annual General Meeting, shareholders authorised the Company to purchase up to ten percent (10%) of the Company’s own shares and to set the price range at which treasury shares may be re-issued off-market. These authorisations will expire on the day of this year’s Annual General Meeting. Resolution 8 will be proposed at the Meeting to renew these authorities for a further 18 months, or until the next Annual General Meeting of shareholders, whichever is earlier.
      The affirmative vote of the holders of seventy-five percent (75%) of the Ordinary Shares represented at the Meeting and voting thereon will be necessary to approve the authority regarding the Company’s authority to purchase of its own shares and the authority to set the price range for the re-issue of treasury shares off-market.
      The Board of Directors recommends that the shareholders vote FOR approval of the authority regarding the Company’s purchase of its own shares and the authority to set the price range for the re-issue of treasury shares off-market.

Annexe A
IONA TECHNOLOGIES PLC
2006 SHARE INCENTIVE PLAN
SECTION 1.     GENERAL PURPOSE OF THE PLAN; DEFINITIONS
      The name of the plan is the IONA Technologies PLC 2006 Share Incentive Plan (the “Plan”). The purpose of the Plan is to encourage and enable the officers, employees, Non-Employee Directors and other key persons (including consultants and prospective employees) of IONA Technologies PLC (the “Company”) and its Subsidiaries upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business to acquire a proprietary interest in the Company. It is anticipated that providing such persons with a direct stake in the Company’s welfare will assure a closer identification of their interests with those of the Company and its shareholders, thereby stimulating their efforts on the Company’s behalf and strengthening their desire to remain with the Company.
      The following terms shall be defined as set forth below:
      “Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations thereunder.
      “Administrator” is defined in Section 2(a).
      “Award” or “Awards,” except where referring to a particular category of grant under the Plan, shall include Incentive Share Options, Non-Qualified Share Options, Share Appreciation Rights, Phantom Share Units, Restricted Share Awards and Unrestricted Share Awards.
      “Board” means the Board of Directors of the Company.
      “Code” means the U.S. Internal Revenue Code of 1986, as amended, and any successor Code, and related rules, regulations and interpretations.
      “Committee” means the compensation committee of the Board or a similar committee performing the functions of the compensation committee and which is comprised of not less than two Non-Employee Directors who are independent.
      “Covered Employee” means an employee who is a “Covered Employee” within the meaning of Section 162(m) of the Code.
      “Effective Date” means the date on which the Plan is approved by shareholders as set forth in Section 18.
      “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.
      “Fair Market Value” of a Share on any given date means the fair market value of a Share determined in good faith by the Administrator; provided, however, that if the Shares are admitted to quotation on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”), NASDAQ National Market System or a national recognised securities exchange, the determination shall be made by reference to market quotations on such system or exchange (and when there are quotations on more than one system or exchange the reference shall be to quotations on the system or exchange determined by the Administrator to be the primary system or exchange). If there are no market quotations for such date, the determination shall be made by reference to the last date preceding such date for which there are market quotations.
      “Incentive Share Option” means any Share Option designated and qualified as an “incentive stock option” as defined in Section 422 of the Code.
      “Non-Employee Director” means a member of the Board who is not also an employee of the Company or any Subsidiary.
      “Non-Qualified Share Option” means any Share Option that is not an Incentive Share Option.
      “Option” or “Share Option” means any option to subscribe for or purchase Shares granted pursuant to Section 5.
      “Performance Cycle” means one or more periods of time, which may be of varying and overlapping durations, as the Administrator may select, over which the attainment of one or more performance criteria will be measured for the purpose of determining a grantee’s right to and the payment of a Restricted Share Award or Phantom Share Unit.

      “Phantom Share Unit” means an Award granted pursuant to Section 8.
      “Restricted Share Award” means an Award granted pursuant to Section 7.
      “Section 409A” means Section 409A of the Code and the regulations and other guidance promulgated thereunder.
      “Share” or “Shares” means the Ordinary Shares, par value €0.0025 per share, of the Company, subject to adjustments pursuant to Section 3.
      “Share Appreciation Right” means an Award granted pursuant to Section 6.
      “Subsidiary” means any corporation or other entity (other than the Company) in which the Company has a controlling interest, either directly or indirectly.
      “Ten Percent Owner” means an employee who owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than ten percent (10%) of the combined voting power of all classes of shares of the Company or any parent or subsidiary corporation.
      “Unrestricted Share Award” means any Award granted pursuant to Section 9.

SECTION 2.	ADMINISTRATION OF PLAN; ADMINISTRATOR AUTHORITY TO SELECT GRANTEES AND DETERMINE AWARDS
      (a)     Committee. The Plan shall be administered by either the Board or the Committee (the “Administrator”).
      (b)     Powers of Administrator. The Administrator shall have the power and authority to grant Awards consistent with the terms of the Plan, including the power and authority:

(i) to select the individuals to whom Awards may from time to time be granted;

(ii) to determine the time or times of grant, and the extent, if any, of Incentive Share Options, Non-Qualified Share Options, Share Appreciation Rights, Restricted Share Awards, Phantom Share Units and Unrestricted Share Awards, or any combination of the foregoing, granted to any one or more grantees;

(iii) to determine the number of Shares to be covered by any Award;

(iv) to determine and modify from time to time the terms and conditions, including restrictions, not inconsistent with the terms of the Plan, of any Award, which terms and conditions may differ among individual Awards and grantees, and to approve the form of written instruments evidencing the Awards;

(v) to accelerate the exercisability or vesting of all or any portion of any Award;

(vi) subject to the provisions of Section 5(a)(ii), to extend at any time the period in which Share Options may be exercised; and

(vii) at any time to adopt, alter and repeal such rules, guidelines and practices for administration of the Plan and for its own acts and proceedings as it shall deem advisable; to interpret the terms and provisions of the Plan and any Award (including related written instruments); to make all determinations it deems advisable for the administration of the Plan; to decide all disputes arising in connection with the Plan; and to otherwise supervise the administration of the Plan.
      All decisions and interpretations of the Administrator shall be binding on all persons, including the Company and Plan grantees.
      (c)     Delegation of Authority to Grant Awards. The Administrator, in its discretion, may delegate to any executive officer of the Company all or part of the Administrator’s authority and duties with respect to the granting of Awards, to individuals who are not subject to the reporting and other provisions of Section 16 of the Exchange Act or Covered Employees. Any such delegation by the Administrator shall include a limitation as to the amount of Awards that may be granted during the period of the delegation and shall contain guidelines as to the determination of the exercise price of any Share Option or Share Appreciation Right, the conversion ratio or price of other Awards and the vesting criteria. The Administrator may revoke or amend the terms of a delegation at any time but such action shall not invalidate any prior actions of the Administrator’s delegate or delegates that were consistent with the terms of the Plan.
      (d)     Indemnification. Neither the Board nor the Committee, nor any member of either or any delegate thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan, and the members of the Board and the Committee (and any delegate thereof) shall be entitled in all cases to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, reasonable attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors’ and officers’ liability insurance coverage which may be in effect from time to time and/or any indemnification agreement between such individual and the Company.

SECTION 3.	SHARES ISSUABLE UNDER THE PLAN; MERGERS; SUBSTITUTION
      (a)     Shares Issuable. The maximum number of Shares reserved and available for issuance under the Plan shall be 4,000,000 Shares, subject to adjustment as provided below and in Section 3(b); provided that not more than 25% of Shares Issuable shall be issued in the form of Incentive Share Options. Further, to the extent that Shares are issued in the form of Unrestricted Share Awards, Restricted Share Awards or Phantom Share Units, such Awards shall be considered the equivalent of one and one-half (1.5) Options for purposes of determining share usage under the provisions of this Section 3(a). The Shares underlying any Awards under this Plan, underlying any award under the Company’s 1997 Share Option Plan, as amended to date, or underlying any award under the Company’s 1997 Director Share Option Plan, as amended to date, that are forfeited, cancelled, held back upon exercise of an Option or settlement of an Award to cover the exercise price or tax withholding, reacquired by the Company prior to vesting, satisfied without the issuance of Shares or otherwise terminated (other than by exercise) shall be added to the Shares available for issuance under the Plan. Subject to such overall limitations, Shares may be issued up to such maximum number pursuant to any type or types of Award; provided, however, that Share Options or Share Appreciation Rights with respect to no more than 70% of Shares Issuable may be granted to any one individual grantee during any one calendar year period. The Shares available for issuance under the Plan may be authorised but unissued Shares or Shares reacquired by the Company.
      (b)     Changes in Shares. Subject to Section 3(c) hereof, if, as a result of any reorganization, recapitalization, reclassification, share dividend, share split, reverse share split or consolidation or change of the par value of a Share or reduction or other change in the Company’s share capital, the outstanding Shares are increased or decreased or are exchanged for a different number or kind of shares or other securities of the Company, or additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such Shares or other securities, or, if, as a result of any merger or consolidation, sale of all or substantially all of the assets of the Company, the outstanding Shares are converted into or exchanged for a different number or kind of securities of the Company or any successor entity (or a parent or subsidiary thereof), the Administrator shall make an appropriate or proportionate adjustment in (i) the maximum number and/or class of Shares reserved for issuance under the Plan, (ii) the number of Share Options or Share Appreciation Rights that can be granted to any one individual grantee and the maximum number of Shares that may be granted under a performance-based Award, (iii) the number and/or class of Shares or other securities subject to any then outstanding Awards under the Plan, (iv) the repurchase price, if any, per Share subject to each outstanding Restricted Share Award, (v) the number of Share Options automatically granted to Non-Employee Directors, and (vi) the price for each Share subject to any then outstanding Share Options and Share Appreciation Rights under the Plan, without changing the aggregate exercise price (i.e., the exercise price multiplied by the number of Share Options and Share Appreciation Rights) as to which each Share Option and Share Appreciation Right remains exercisable. The adjustment by the Administrator shall be final, binding and conclusive. No fractional Shares shall be issued under the Plan resulting from any such adjustment, but the Administrator in its discretion may make a cash payment in lieu of fractional shares.
      The Administrator may also adjust the number of Shares subject to outstanding Awards and the exercise price and the terms of outstanding Awards to take into consideration material changes in accounting practices or principles, extraordinary dividends, acquisitions or dispositions of Shares or property or any other event if it is determined by the Administrator that such adjustment is appropriate to avoid distortion in the operation of the Plan, provided that no such adjustment shall be made in the case of a Share Option or Share Appreciation Right, without the consent of the grantee, if it would constitute a modification, extension or renewal of the Option within the meaning of Section 424(h) of the Code.

      (c)     Mergers and Other Transactions. In the event of and subject to the consummation of (i) the dissolution or liquidation of the Company, (ii) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (iii) a merger, reorganization, plan of arrangement or consolidation in which the outstanding Shares are converted into or exchanged for a different kind of securities of the successor entity and the holders of the Company’s outstanding voting securities immediately prior to such transaction do not own a majority of the outstanding voting power of the successor entity immediately upon completion of such transaction, or (iv) the sale of all of the Shares of the Company to an unrelated person or entity (in each case, a “Sale Event”), the Plan and all outstanding Awards granted hereunder shall terminate, unless provision is made in connection with the Sale Event in the sole discretion of the parties thereto for the assumption or continuation of Awards theretofore granted by the successor entity, or the substitution of such Awards with new Awards of the successor entity or parent thereof, with appropriate adjustment as to the number and kind of Shares and, if appropriate, the per share exercise prices, as such parties shall agree (after taking into account any acceleration hereunder). In the event of such termination, each grantee shall be permitted, within a specified period of time prior to the consummation of the Sale Event as determined by the Administrator, to exercise all outstanding Options and Share Appreciation Rights held by such grantee; provided, however, that the exercise of Options and Share Appreciation Rights not exercisable prior to the Sale Event shall be subject to the consummation of the Sale Event or if the Sale Event occurs pursuant to a general offer made to acquire all of the issued and to be issued share capital of the Company, subject to such offer being declared unconditional in all respects.
      Notwithstanding anything to the contrary in this Section 3(c), in the event of a Sale Event pursuant to which holders of Shares will receive upon consummation thereof a cash payment for each Share surrendered in the Sale Event, the Company shall have the right, but not the obligation, to make or provide for a cash payment to the grantees holding Options and Share Appreciation Rights, in exchange for the cancellation thereof, in an amount equal to the difference between (A) the value as determined by the Administrator of the consideration payable per Share pursuant to the Sale Event (the “Sale Price”) multiplied by the number of Shares subject to each outstanding Option and Share Appreciation Right (to the extent then exercisable at prices not in excess of the Sale Price) and (B) the aggregate exercise price of each such outstanding Option and Share Appreciation Right.
      (d)     Substitute Awards. The Administrator may grant Awards under the Plan in substitution for shares and share based awards held by employees, directors or other key persons of another corporation in connection with the merger or consolidation of the employing corporation with the Company or a Subsidiary or the acquisition by the Company or a Subsidiary of property or shares of the employing corporation. The Administrator may direct that the substitute awards be granted on such terms and conditions as the Administrator considers appropriate in the circumstances. Any substitute Awards granted under the Plan shall not count against the share limitation set forth in Section 3(a).
SECTION 4.     ELIGIBILITY
      Grantees under the Plan will be such full or part-time officers and other employees, directors and key persons (including consultants and prospective employees) of the Company and its Subsidiaries as are selected from time to time by the Administrator in its sole discretion.
SECTION 5.     SHARE OPTIONS
      Any Share Option granted under the Plan shall be in such form as the Administrator may from time to time approve.
      Share Options granted under the Plan may be either Incentive Share Options or Non-Qualified Share Options. Incentive Share Options may be granted only to employees of the Company or any Subsidiary that is a “subsidiary corporation” within the meaning of Section 424(f) of the Code. To the extent that any Option does not qualify as an Incentive Share Option, it shall be deemed a Non-Qualified Share Option.
      (a)     Share Options Granted to Employees and Key Persons. The Administrator in its discretion may grant Share Options to eligible employees and key persons of the Company or any Subsidiary. Share Options granted pursuant to this Section 5(a) shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable.

(i) Exercise Price. The exercise price per share for the Shares covered by a Share Option granted pursuant to this Section 5(a) shall be determined by the Administrator at the time of grant but shall not be less than one hundred percent (100%) of the Fair Market Value on the date of grant. In the case of an Incentive Share Option that is granted to a Ten Percent Owner, the option price of such Incentive Share Option shall be not less than one hundred ten percent (110%) of the Fair Market Value on the grant date.

(ii) Option Term. The term of each Share Option shall be fixed by the Administrator at the time of grant, but no Share Option shall be exercisable more than ten (10) years after the date of grant of the Share Option. In the case of an Incentive Share Option that is granted to a Ten Percent Owner, the term of such Share Option shall be no more than five (5) years from the date of grant.

(iii) Exercisability; Rights of a Shareholder. Share Options shall become exercisable at such time or times, whether or not in instalments, as shall be determined by the Administrator at or after the date of grant. The Administrator may at any time accelerate the exercisability of all or any portion of any Share Option. An optionee shall have the rights of a shareholder only as to Shares acquired upon the exercise of a Share Option and not as to unexercised Share Options.

(iv) Method of Exercise. Share Options may be exercised in whole or in part, by giving written notice of exercise to the Company, specifying the number of Shares to be purchased. Payment of the purchase price may be made by one or more of the following methods to the extent provided in the Option Award agreement:

(A) In cash, by certified or bank check or other instrument acceptable to the Administrator;

(B) Through the delivery (or attestation to the ownership) of Shares that have been purchased by the optionee on the open market or that are beneficially owned by the optionee and are not then subject to restrictions under any Company plan. Such surrendered Shares shall be valued at Fair Market Value on the exercise date. To the extent required to avoid variable accounting treatment under FAS 123R or other applicable accounting rules, such surrendered Shares shall have been owned by the optionee for at least six (6) months; or

(C) By the optionee delivering to the Company a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company cash or a check payable and acceptable to the Company for the purchase price; provided that in the event the optionee chooses to pay the purchase price as so provided, the optionee and the broker shall comply with such procedures and enter into such agreements of indemnity and other agreements as the Administrator shall prescribe as a condition of such payment procedure.

Payment instruments will be received subject to collection. The transfer to the optionee on the records of the Company or of the transfer agent of the Shares to be purchased pursuant to the exercise of a Share Option will be contingent upon receipt from the optionee (or a purchaser acting in his stead in accordance with the provisions of the Share Option) by the Company of the full purchase price for such Shares and the fulfilment of any other requirements contained in the Option Award agreement or applicable provisions of laws (including the satisfaction of any withholding taxes that the Company is obligated to withhold with respect to the optionee). In the event an optionee chooses to pay the purchase price by previously-owned Shares through the attestation method, the number of Shares transferred to the optionee upon the exercise of the Share Option shall be net of the number of Shares attested to.

(v) Annual Limit on Incentive Share Options. To the extent required for “incentive stock option” treatment under Section 422 of the Code, the aggregate Fair Market Value (determined as of the time of grant) of the Shares with respect to which Incentive Share Options granted under this Plan and any other plan of the Company or its parent and subsidiary corporations become exercisable for the first time by an optionee during any calendar year shall not exceed $100,000. To the extent that any Share Option exceeds this limit, it shall constitute a Non-Qualified Share Option.
      (b)     Share Options Granted to Non-Employee Directors.

(i) Automatic Grant of Options.

(A) Subject to the availability of Shares under this Plan, each Non-Employee Director who is serving as a director of the Company immediately after each annual meeting of shareholders, beginning with the 2006 annual meeting, shall automatically be granted on such day a Non-

Qualified Share Option to acquire 3,000 Shares; provided, however, that notwithstanding the foregoing (x) if a Non-Employee Director is obliged to seek re-election by rotation at such annual meeting, such amount shall be increased from 3,000 Shares to 21,000 Shares; (y) if a Non-Employee Director has received an Option pursuant to Section 5(b)(i)(B) after the date of the prior year’s annual meeting of shareholders, then such amount shall be decreased from 3,000 Shares to zero (0) Shares; and (z) if a Non-Employee director has participated in fewer than 75% of the meetings of the Board in the period commencing on the date of the prior year’s annual meeting of shareholders terminating on the date of such annual meeting of shareholders, then such amount shall be decreased from 3,000 Shares to zero (0) Shares.

(B) Subject to the availability of Shares under this Plan, each Non-Employee Director who is first elected to serve as a Director after the Effective Date shall be granted, on the date of his election, a Non-Qualified Stock Option to acquire 30,000 Shares.

(C) The exercise price per share for the Shares covered by a Share Option granted under this Section 5(b) shall be equal to the Fair Market Value of the Shares on the date the Share Option is granted.

(D) The Administrator, in its discretion, may grant additional Non-Qualified Share Options to Non-Employee Directors. Any such grant may vary among individual Non-Employee Directors.

(E) Nothing in this Section 5(b) shall entitle a Non-Employee Director to be granted an option at a date on which by reason of the laws of the United States, Ireland or any other applicable jurisdiction, it would be illegal to grant an option to such Non-Employee Director by reason of insider-dealing or insider-trading laws or otherwise. In such event, the grant of the relevant Option shall be deferred until the first day on which it becomes lawful to grant such Option.

(ii) Exercise; Termination.

(A) Unless otherwise determined by the Administrator, an Option granted under Section 5(b) shall be exercisable with respect to (x) one-third of such Option as of the date of grant; (y) two-thirds of such Option as of the first anniversary of the date of grant; and (z) in full as of the second anniversary of the date of grant. Notwithstanding the foregoing, upon the occurrence of a Sale Event, all Options issued under this Section 5(b) shall be immediately exercisable in full. An Option issued under this Section 5(b) shall not be exercisable after the expiration of ten (10) years from the date of grant.

(B) Options granted under this Section 5(b) may be exercised only by written notice to the Company specifying the number of Shares to be purchased. Payment of the full purchase price of the Shares to be purchased may be made by one or more of the methods specified in Section 5(a)(iv). An optionee shall have the rights of a shareholder only as to Shares acquired upon the exercise of a Share Option and not as to unexercised Share Options.
SECTION 6.     SHARE APPRECIATION RIGHTS
      (a)     Nature of Share Appreciation Rights. A Share Appreciation Right is an Award entitling the recipient to receive Shares having a value equal to the excess of the Fair Market Value of the Shares on the date of exercise over the exercise price of the Share Appreciation Right, which price shall not be less than one hundred percent (100%) of the Fair Market Value of the Shares on the date of grant (or more than the option exercise price per share, if the Share Appreciation Right was granted in tandem with a Share Option) multiplied by the number of Shares with respect to which the Share Appreciation Right shall have been exercised.
      (b)     Terms and Conditions of Share Appreciation Rights. Share Appreciation Rights shall be subject to such terms and conditions as shall be determined from time to time by the Administrator; provided, however, that if the Shares delivered in satisfaction of a Share Appreciation Right are newly issued Shares, the issuance of such Shares shall be subject to payment by the Award holder of the par value per Share.
SECTION 7.     RESTRICTED SHARE AWARDS
      (a)     Nature of Restricted Share Awards. A Restricted Share Award is an Award entitling the recipient to acquire, at such purchase price (which may be any amount equal to or greater than the par value of the underlying Shares) as determined by the Administrator, Shares subject to such restrictions and conditions as the Administrator may determine at the time of grant (“Restricted Shares”). Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives. The grant of a Restricted Share Award is contingent on the grantee executing the Restricted Share Award agreement. The terms and conditions of each such agreement shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees.
      (b)     Rights as a Shareholder. Upon execution of a written instrument setting forth the Restricted Share Award and payment of any applicable purchase price, a grantee shall have the rights of a shareholder with respect to the voting of the Restricted Shares, subject to such conditions contained in the written instrument evidencing the Restricted Share Award. Unless the Administrator shall otherwise determine, (i) uncertificated Restricted Shares shall be accompanied by a notation on the records of the Company or the transfer agent to the effect that they are subject to forfeiture until such Restricted Shares are vested as provided in Section 7(d) below, and (ii) certificated Restricted Shares shall remain in the possession of the Company until such Restricted Shares are vested as provided in Section 7(d) below, and the grantee shall be required, as a condition of the grant, to deliver to the Company such instruments of transfer as the Administrator may prescribe.
      (c)     Restrictions. Restricted Shares may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specifically provided herein or in the Restricted Share Award agreement. Except as may otherwise be provided by the Administrator either in the Award agreement or, subject to Section 15 below, in writing after the Award agreement is issued, if any, if a grantee’s employment (or other service relationship) with the Company and its Subsidiaries terminates for any reason, any Restricted Shares that have not vested at the time of termination shall automatically and without any requirement of notice to such grantee from or other action by or on behalf of, the Company be deemed to have been forfeited and reacquired by the Company without payment of any consideration from such grantee or such grantee’s legal representative simultaneously with such termination of employment (or other service relationship), and thereafter shall cease to represent any ownership of the Company by the grantee or rights of the grantee as a shareholder. Following such deemed forfeiture and reacquisition of unvested Restricted Shares that are represented by physical certificates, a grantee shall surrender such certificates to the Company upon request without consideration.
      (d)     Vesting of Restricted Shares. The Administrator at the time of grant shall specify the date or dates and/or the attainment of pre-established performance goals, objectives and other conditions on which the non-transferability of the Restricted Shares and the Company’s right of repurchase or forfeiture shall lapse. Notwithstanding the foregoing, in the event that any such Restricted Shares shall have a performance-based goal, the restriction period with respect to such Shares shall not be less than one (1) year, and in the event any such Restricted Shares shall have a time-based restriction, the total restriction period with respect to such Shares shall not be less than three (3) years; provided, however, that Restricted Shares with a time-based restriction may become vested incrementally over such three-year period. Subsequent to such date or dates and/or the attainment of such pre-established performance goals, objectives and other conditions, the Shares on which all restrictions have lapsed shall no longer be Restricted Shares and shall be deemed “vested.” Except as may otherwise be provided by the Administrator either in the Award agreement or, subject to Section 15 below, in writing after the Award agreement is issued, a grantee’s rights in any Restricted Shares that have not vested shall automatically terminate upon the grantee’s termination of employment (or other service relationship) with the Company and its Subsidiaries and such Shares shall be subject to the provisions of Section 7(c) above.
SECTION 8.     PHANTOM SHARE UNITS
      (a)     Nature of Phantom Share Units. A Phantom Share Unit is an Award of phantom share units to a grantee, subject to such restrictions and conditions as the Administrator may determine at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives. The grant of a Phantom Share Unit is contingent on the grantee executing the Phantom Share Unit agreement. The terms and conditions of each such agreement shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees. Notwithstanding the foregoing, in the event that any such Phantom Share Unit shall have a performance-based goal, the restriction period with respect to such award shall not be less than one (1) year, and in the event any such Phantom Share Unit shall have a time-based restriction, the total restriction period with respect to such award shall not be less than three (3) years; provided, however, that any Phantom Share Unit with a time-based restriction may become vested incrementally over such three-year period. At the end of the deferral period, the Phantom Share Unit, to the extent vested, shall be paid to the grantee in the form of Shares; provided, however, that if the Shares delivered in satisfaction of a Phantom Share Unit are newly issued Shares, the issuance of such Shares shall be subject to payment by the Award holder of the par value per Share.
      (b)     Election to Receive Phantom Share Units in Lieu of Compensation. The Administrator may, in its sole discretion, permit a grantee to elect to receive a portion of future cash compensation otherwise due to such grantee in the form of a Phantom Share Unit. Any such election shall be made in writing and shall be delivered to the Company no later than the date specified by the Administrator and in accordance with Section 409A and such other rules and procedures established by the Administrator. The Administrator shall have the sole right to determine whether and under what circumstances to permit such elections and to impose such limitations and other terms and conditions thereon as the Administrator deems appropriate. Any such deferred compensation shall be converted to a fixed number of phantom share units based on the Fair Market Value of the Shares on the date the compensation would otherwise have been paid to the grantee but for the deferral.
      (c)     Rights as a Shareholder. During the deferral period, a grantee shall have no rights as a shareholder.
      (d)     Termination. Except as may otherwise be provided by the Administrator either in the Award agreement or, subject to Section 15 below, in writing after the Award agreement is issued, a grantee’s right in all Phantom Share Units that have not vested shall automatically terminate upon the grantee’s termination of employment (or cessation of service relationship) with the Company and its Subsidiaries for any reason.
SECTION 9.     UNRESTRICTED SHARE AWARDS
      Grant or Sale of Unrestricted Shares. The Administrator may, in its sole discretion, grant (or sell at par value or such higher purchase price determined by the Administrator) an Unrestricted Share Award to any grantee pursuant to which such grantee may receive Shares free of any restrictions (“Unrestricted Shares”) under the Plan; provided, however, that if such Shares are newly issued Shares, the issuance of such Shares shall be subject to payment by the Award holder of the par value per Share.
SECTION 10.     PERFORMANCE-BASED AWARDS TO COVERED EMPLOYEES
      Notwithstanding anything to the contrary contained herein, if any Restricted Share Award or Phantom Share Unit granted to a Covered Employee is intended to qualify as “Performance-based Compensation” under Section 162(m) of the Code and the regulations promulgated thereunder (a “Performance-based Award”), such Award shall comply with the provisions set forth below:
      (a)     Performance Criteria. The performance criteria used in performance goals governing Performance-based Awards granted to Covered Employees may include any or all of the following: (i) the Company’s return on equity, assets, capital or investment: (ii) pre-tax or after-tax profit levels of the Company or any Subsidiary, a division, an operating unit or a business segment of the Company, or any combination of the foregoing; (iii) cash flow, funds from operations or similar measure; (iv) total shareholder return; (v) changes in the market price of the Shares; (vi) sales or market share; or (vii) earnings per share.
      (b)     Grant of Performance-based Awards. With respect to each Performance-based Award granted to a Covered Employee, the Committee shall select, within the first ninety (90) days of a Performance Cycle (or, if shorter, within the maximum period allowed under Section 162(m) of the Code) the performance criteria for such grant, and the achievement targets with respect to each performance criterion (including a threshold level of performance below which no amount will become payable with respect to such Award). Each Performance-based Award will specify the amount payable, or the formula for determining the amount payable, upon achievement of the various applicable performance targets. The performance criteria established by the Committee may be (but need not be) different for each Performance Cycle and different goals may be applicable to Performance-based Awards to different Covered Employees.

      (c)     Payment of Performance-based Awards. Following the completion of a Performance Cycle, the Committee shall meet to review and certify in writing whether, and to what extent, the performance criteria for the Performance Cycle have been achieved and, if so, to also calculate and certify in writing the amount of the Performance-based Awards earned for the Performance Cycle. The Committee shall then determine the actual size of each Covered Employee’s Performance-based Award, and, in doing so, may reduce or eliminate the amount of the Performance-based Award for a Covered Employee if, in its sole judgment, such reduction or elimination is appropriate.
      (d)     Maximum Award Payable. The maximum Performance-based Award payable to any one Covered Employee under the Plan for a Performance Cycle is 250,000 Shares (subject to adjustment as provided in Section 3(b) hereof).
SECTION 11.     TRANSFERABILITY OF AWARDS
      (a)     Transferability. Except as provided in Section 11(b) below, during a grantee’s lifetime, his or her Awards shall be exercisable only by the grantee, or by the grantee’s legal representative or guardian in the event of the grantee’s incapacity. No Awards shall be sold, assigned, transferred or otherwise encumbered or disposed of by a grantee other than by will or by the laws of descent and distribution. No Awards shall be subject, in whole or in part, to attachment, execution, or levy of any kind, and any purported transfer in violation hereof shall be null and void.
      (b)     Committee Action. Notwithstanding Section 11(a), the Administrator, in its discretion, may provide either in the Award agreement regarding a given Award or by subsequent written approval that the grantee (who is an employee or director) may transfer his or her Awards (other than any Incentive Share Options) to his or her immediate family members, to trusts for the benefit of such family members, or to partnerships in which such family members are the only partners, provided that the transferee agrees in writing with the Company to be bound by all of the terms and conditions of this Plan and the applicable Award.
      (c)     Family Member. For purposes of Section 11(b), “family member” shall mean a grantee’s child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the grantee’s household (other than a tenant of the grantee), a trust in which these persons (or the grantee) have more than fifty percent (50%) of the beneficial interest, a foundation in which these persons (or the grantee) control the management of assets, and any other entity in which these persons (or the grantee) own more than fifty percent (50%) of the voting interests.
      (d)     Designation of Beneficiary. Each grantee to whom an Award has been made under the Plan may designate a beneficiary or beneficiaries to exercise any Award or receive any payment under any Award payable on or after the grantee’s death. Any such designation shall be on a form provided for that purpose by the Administrator and shall not be effective until received by the Administrator. If no beneficiary has been designated by a deceased grantee, or if the designated beneficiaries have predeceased the grantee, the beneficiary shall be the grantee’s estate.
SECTION 12.     TAX WITHHOLDING
      (a)     Payment by Grantee. Each grantee shall, no later than the date as of which the value of an Award or of any Shares or other amounts received thereunder first becomes includable in the gross income of the grantee for U.S. federal income tax purposes or, in the case of grantees located outside the United States for income tax purposes in the relevant jurisdiction, pay to the Company, or make arrangements satisfactory to the Administrator regarding payment of, any U.S. federal, state, or local taxes of any kind or, in the case of grantees located outside the United States any income taxes, deductions or levies or other deductions of any kind applicable in the relevant jurisdiction, required by law to be withheld by the Company with respect to such income. The Company and its Subsidiaries shall, to the extent permitted by law, have the right to deduct any such amounts from any payment of any kind otherwise due to the grantee. The Company’s obligation to deliver evidence of book entry (or share certificates) to any grantee is subject to and conditioned on tax withholding obligations being satisfied by the grantee.
      (b)     Payment in Shares. Subject to approval by the Administrator, a grantee may elect to have the Company’s minimum required tax withholding obligation satisfied, in whole or in part, by (i) authorizing the Company to withhold from Shares to be issued pursuant to any Award a number of Shares with an aggregate

Fair Market Value (as of the date the withholding is effected) that would satisfy the withholding amount due, or (ii) transferring to the Company Shares owned by the grantee with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the withholding amount due.

SECTION 13.	ADDITIONAL CONDITIONS APPLICABLE TO NON-QUALIFIED DEFERRED COMPENSATION UNDER SECTION 409A.
      In the event any Share Option or Share Appreciation Right under the Plan is granted with an exercise price of less than one hundred percent (100%) of the Fair Market Value on the date of grant (regardless of whether or not such exercise price is intentionally or unintentionally priced at less than Fair Market Value), or such grant is materially modified and deemed a new grant at a time when the Fair Market Value exceeds the exercise price, or any other Award is otherwise determined to constitute “non-qualified deferred compensation” within the meaning of Section 409A (a “409A Award”), the following additional conditions shall apply and shall supersede any contrary provisions of this Plan or the terms of any agreement relating to such 409A Award.
      (a)     Exercise and Distribution. Except as provided in Section 13(b) hereof, no 409A Award shall be exercisable or distributable earlier than upon one of the following:

(i) Specified Time. A specified time or a fixed schedule set forth in the written instrument evidencing the 409A Award.

(ii) Separation from Service. Separation from service (within the meaning of Section 409A) by the 409A Award grantee; provided, however, that if the 409A Award grantee is a “key employee” (as defined in Section 416(i) of the Code without regard to paragraph (5) thereof) and any of the Company’s Shares are publicly traded on an established securities market or otherwise, exercise or distribution under this Section 13(a)(ii) may not be made before the date that is six (6) months after the date of separation from service.

(iii) Death. The date of death of the 409A Award grantee.

(iv) Disability. The date the 409A Award grantee becomes disabled (within the meaning of Section 13(c)(ii) hereof).

(v) Unforeseeable Emergency. The occurrence of an unforeseeable emergency (within the meaning of Section 13(c)(iii) hereof), but only if the net value (after payment of the exercise price) of the number of Shares that become issuable does not exceed the amounts necessary to satisfy such emergency plus amounts necessary to pay taxes reasonably anticipated as a result of the exercise, after taking into account the extent to which the emergency is or may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of the grantee’s other assets (to the extent such liquidation would not itself cause severe financial hardship).

(vi) Change in Control Event. The occurrence of a Change in Control Event (within the meaning of Section 13(c)(i) hereof), including the Company’s discretionary exercise of the right to accelerate vesting of such grant upon a Change in Control Event or to terminate the Plan or any 409A Award granted hereunder within twelve (12) months of the Change in Control Event.
      (b)     No Acceleration. A 409A Award may not be accelerated or exercised prior to the time specified in Section 13(a) hereof, except in the case of one of the following events:

(i) Domestic Relations Order. The 409A Award may permit the acceleration of the exercise or distribution time or schedule to an individual other than the grantee as may be necessary to comply with the terms of a domestic relations order (as defined in Section 414(p)(1)(B) of the Code).

(ii) Conflicts of Interest. The 409A Award may permit the acceleration of the exercise or distribution time or schedule as may be necessary to comply with the terms of a certificate of divestiture (as defined in Section 1043(b)(2) of the Code).

(iii) Change in Control Event. The Administrator may exercise the discretionary right to accelerate the vesting of such 409A Award upon a Change in Control Event or to terminate the Plan or any 409A Award granted thereunder within twelve (12) months of the Change in Control Event and cancel the 409A Award for compensation.

      (c)     Definitions. Solely for purposes of this Section 13 and not for other purposes of the Plan, the following terms shall be defined as set forth below:

(i) “Change in Control Event” means the occurrence of a change in the ownership of the Company, a change in effective control of the Company, or a change in the ownership of a substantial portion of the assets of the Company (as defined in Section 1.409A-3(g) of the proposed regulations promulgated under Section 409A by the U.S. Department of the Treasury on September 29, 2005 or any subsequent guidance).

(ii) “Disabled” means a grantee who (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, or (ii) is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan or scheme covering employees of the Company or its Subsidiaries.

(iii) “Unforeseeable Emergency” means a severe financial hardship to the grantee resulting from an illness or accident of the grantee, the grantee’s spouse, or a dependent (as defined in Section 152(a) of the Code) of the grantee, loss of the grantee’s property due to casualty, or similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the grantee.
SECTION 14.     TRANSFER, LEAVE OF ABSENCE, ETC.
      For purposes of the Plan, the following events shall not be deemed a termination of employment:

(a) a transfer to the employment of the Company from a Subsidiary or from the Company to a Subsidiary, or from one Subsidiary to another; or

(b) an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the employee’s right to re-employment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise so provides in writing.
SECTION 15.     AMENDMENTS AND TERMINATION
      The Board may, at any time, amend or discontinue the Plan and the Administrator may, at any time, amend or cancel any outstanding Award for the purpose of satisfying changes in law or for any other lawful purpose, but no such action shall adversely affect rights under any outstanding Award without the holder’s consent. Except as provided in Section 3(b) or 3(c), in no event may the Administrator exercise its discretion to reduce the exercise price of outstanding Share Options or Share Appreciation Rights or effect repricing through cancellation and re-grants. Any material Plan amendments (other than amendments that curtail the scope of the Plan), including any Plan amendments that (i) increase the number of Shares reserved for issuance under the Plan, (ii) expand the type of Awards available under, materially expand the eligibility to participate in, or materially extend the term of, the Plan, or (iii) materially change the method of determining Fair Market Value, shall be subject to approval by the Company shareholders entitled to vote at a meeting of shareholders. In addition, to the extent determined by the Administrator to be required by the Code to ensure that Incentive Share Options granted under the Plan are qualified under Section 422 of the Code or to ensure that compensation earned under Awards qualifies as performance-based compensation under Section 162(m) of the Code, Plan amendments shall be subject to approval by the Company shareholders entitled to vote at a meeting of shareholders. Nothing in this Section 15 shall limit the Administrator’s authority to take any action permitted pursuant to Section 3(c).
SECTION 16.     STATUS OF PLAN
      With respect to the portion of any Award that has not been exercised and any payments in cash, Shares or other consideration not received by a grantee, a grantee shall have no rights greater than those of a general creditor of the Company unless the Administrator shall otherwise expressly determine in connection with any Award or Awards. In its sole discretion, the Administrator may authorise the creation of trusts or other arrangements to meet the Company’s obligations to deliver Shares or make payments with respect to Awards hereunder, provided that the existence of such trusts or other arrangements is consistent with the foregoing sentence.
SECTION 17.     GENERAL PROVISIONS
      (a)     No Distribution; Compliance with Legal Requirements. The Administrator may require each person acquiring Shares pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the Shares without a view to distribution thereof.
      No Shares shall be issued pursuant to an Award until all applicable securities law and other legal and stock exchange or similar requirements have been satisfied. The Administrator may require the placing of such stop-orders and restrictive legends on certificates for Shares and Awards as it deems appropriate.
      (b)     Delivery of Share Certificates. Share certificates to grantees under this Plan shall be deemed delivered for all purposes when the Company or a share transfer agent of the Company shall have mailed such certificates in the Irish or United States mail, addressed to the grantee, at the grantee’s last known address on file with the Company. Uncertificated Shares shall be deemed delivered for all purposes when the Company or a Share transfer agent of the Company shall have given to the grantee by electronic mail (with proof of receipt) or by Irish or United States mail, addressed to the grantee, at the grantee’s last known address on file with the Company, notice of issuance and recorded the issuance in its records (which may include electronic “book entry” records).
      (c)     Other Compensation Arrangements; No Employment Rights. Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, including trusts, and such arrangements may be either generally applicable or applicable only in specific cases. The adoption of this Plan and the grant of Awards do not confer upon any employee any right to continued employment with the Company or any Subsidiary. Neither the Plan nor any Award shall form part of the terms and conditions of employment or engagement between an employee and the Company or any Subsidiary and consequently, rights and obligations of an Award holder under the terms and conditions of his office with or employment or engagement by any such company shall not be affected by his receipt of an Award under the Plan. Accordingly, the Participant shall have no right to any compensation arising for the loss of his entitlement (for any reason whatsoever) with respect to his Award as a result of the termination of his employment or office (for any reason whatsoever) whether such compensation is claimed by way of damages for unfair or wrongful dismissal or other breach of contract or by way of compensation for loss of office or otherwise howsoever.
      (d)     Trading Policy Restrictions. Option exercises and other Awards under the Plan shall be subject to such Company’s insider trading policy and procedures, as in effect from time to time.
      (e)     Forfeiture of Awards under Sarbanes-Oxley Act. If the Company is required to prepare an accounting restatement due to the material non-compliance of the Company, as a result of misconduct, with any financial reporting requirement under any applicable securities laws, then any grantee who is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002 shall reimburse the Company for the amount of any Award received by such individual under the Plan during the 12-month period following the first public issuance or filing with the United States Securities and Exchange Commission, as the case may be, of the financial document embodying such financial reporting requirement.
SECTION 18.     EFFECTIVE DATE OF PLAN
      This Plan shall become effective upon approval by the holders of a majority of the votes cast at a meeting of shareholders at which a quorum is present. No grants of Share Options and other Awards may be made hereunder after the tenth (10th) anniversary of the Effective Date and no grants of Incentive Share Options may be made hereunder after the tenth (10th) anniversary of the date the Plan is approved by the Board.
SECTION 19.     GOVERNING LAW
      This Plan and all Awards and actions taken thereunder shall be governed by, and construed in accordance with, the laws of Ireland, applied without regard to conflict of law principles.
DATE APPROVED BY BOARD OF DIRECTORS:
DATE APPROVED BY SHAREHOLDERS:

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC
Date: July 6, 2006	By:	/s/ Peter M. Zotto
Peter M. Zotto
Chief Executive Officer